

VIA FACSIMILE AND U.S. MAIL

November 13, 2006

Mr. Pascal Bouchiat
Group Executive Vice President and Chief Financial Officer
Rhodia
Immeuble Coeur Defense, Tour A
110 Esplanade Charles de Gaulle
92400 Courbevoie, France

> **Re: Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 10, 2006**
> **File No. 1-14838**

Dear Mr. Bouchiat:

      We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated October 31, 2006. Our review resulted in the following additional comments.

Form 20-F for Fiscal Year Ended December 31, 2005

General

1.   We note from public reports that you may have operations in or contacts with Iran, Sudan and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions and export controls. For example, we note that Orkila, a former international division, may distribute your products in the Middle East and Africa, including Iran, Sudan and Syria. Your Form 20-F does not contain information relating to operations in or contacts with Iran, Sudan or Syria. Please describe your current, past and anticipated operations in and contacts with Iran, Sudan and Syria, if any, including through subsidiaries, affiliates and other direct and indirect arrangements.

2.   Please describe for us your products, if any, that are distributed into Iran, Sudan and Syria, and the types of uses that can be made of such products. Advise us whether the customers to whom you or third parties sell your products include the governments of those countries and/or entities owned or controlled by those governments. Advise us also whether any of your products distributed into those

countries can be used for military purposes and, if so, the types of military purposes for which the products may be used.

3.   Discuss the materiality to you of the operations and contacts described in your response to the foregoing comments, in light of the related countries' status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

4.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran, Sudan and Syria, individually and in the aggregate. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. California, Connecticut, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran, Sudan and Syria.

Note 4. Segment Information, page F-24

5.   We have reviewed your response to comment 8 in our letter dated September 26, 2006. In your proposed disclosure provided in Appendix A, you disclose the book value of assets sold as "non cash items on sale of non current assets." It appears that, in accordance with paragraph 61 of IAS 14, you should disclose the amount of significant non-cash expenses that were included in segment expense. The amounts you disclosed as non cash items on the sale of non current assets do not appear to represent non-cash expenses. Please revise or advise. Please note that in situations in which you incur a loss on the sale of an asset, we would

expect that you would disclose the loss, rather than the book value of the asset, as a non-cash item. If our understanding is incorrect, please advise.

Note 25. Shareholders' Equity, page F-43

Note 25.1 Share Capital and Additional Paid in Capital, page F-43

6.   We have reviewed your response to comment 11 in our letter dated September 26, 2006. Please tell us how you account for the preferential subscription rights under both IFRS and U.S. GAAP. In particular, tell us whether you account for these rights as derivative liabilities and the reason for such determination. For U.S. GAAP purposes, if you determined they were not derivatives based on the exception provided in paragraph 11(a) of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion. Additionally, please ensure that you tell us all applicable terms of the rights, including the circumstances under which they are awarded to existing shareholders.

Note 39. Reconciliation to IFRS as Adopted by the IASB and to U.S. GAAP, page F-85

b) Reconciliation between IFRS and U.S. GAAP, page F-91

7.   We have reviewed your response to comment 15 in our letter dated September 26, 2006. We note that your accounting for business combinations under SFAS 141 and French GAAP were essentially the same. Please tell us whether there were any differences between your accounting for business combinations under U.S. GAAP in effect prior to June 30, 2001 and French GAAP. If so, please explain to us why you were not required to review the accounting for business combinations initiated prior to June 30, 2001.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence Scott Watkinson at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3769 with any other questions.

Sincerely,

Rufus Decker
Branch Chief